SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (AMENDMENT NO. 8)

                    Under the Securities Exchange Act of 1934

                         HALO TECHNOLOGY HOLDINGS, INC.
                         ------------------------------
                                (Name of Issuer)

                        COMMON STOCK, $0.00001 PAR VALUE
                        --------------------------------
                         (Title of Class of Securities)

                                    40637E106
                                    ---------
                                 (CUSIP Number)

                                  Adam Blonsky
                        c/o Crestview Capital Master, LLC
                            95 Revere Drive, Suite A
                              Northbrook, IL 60062
                                 (847) 559-0060

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 14, 2007
                                 --------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40637E106               13D                         Page 2 of 5 Pages
-------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
Crestview Capital Master, LLC
-------------------------------------------------------------------------------
2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a) |-|
   (b) |X|
-------------------------------------------------------------------------------
3. SEC Use Only
-------------------------------------------------------------------------------
4. Source of Funds (See Instructions)
   OO
-------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to
   Items 2(d) or 2(e) |_|
-------------------------------------------------------------------------------
6. Citizenship or Place of Organization
   Delaware
-------------------------------------------------------------------------------
                           7.   Sole Voting Power
Number of                           0
Shares            -------------------------------------------------------------
Beneficially               8.   Shared Voting Power
Owned by                            8,816,413 (See Item 5)
Each              -------------------------------------------------------------
Reporting                  9.   Sole Dispositive Power
Person With                         0
-------------------------------------------------------------------------------
                           10.  Shared Dispositive Power
                                    8,816,413 (See Item 5)
-------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person
                                8,816,413 (See Item 5)
-------------------------------------------------------------------------------
12.Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions) |_|
-------------------------------------------------------------------------------
13.Percent of Class Represented by Amount in Row (11)
                           25.4%*
-------------------------------------------------------------------------------
14.Type of Reporting Person (See Instructions)
   OO

* Based upon 34,723,185 issued and outstanding shares of Common Stock, calculated as the sum of (i) 30,723,185 issued and outstanding shares of Common Stock as of February 1, 2007, as reported in the Issuer's Form 10-QSB for the fiscal quarter ended December 31, 2006 and filed on February 14, 2007 with the Securities and Exchange Commission, and (ii) 4,000,000 shares of Common Stock underlying the currently-convertible Subordinated Secured Promissory Note held by Crestview Capital Master, LLC.

CUSIP No. 40637E106               13D                         Page 3 of 5 Pages
-------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
   Crestview Capital Partners, LLC
-------------------------------------------------------------------------------
2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a) |-|
   (b) |X|
-------------------------------------------------------------------------------
3. SEC Use Only
-------------------------------------------------------------------------------
4. Source of Funds (See Instructions)
   OO
-------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
   2(d) or 2(e) |X|
-------------------------------------------------------------------------------
6. Citizenship or Place of Organization
   Illinois
-------------------------------------------------------------------------------
                           7.   Sole Voting Power
Number of                               0
Shares            -------------------------------------------------------------
Beneficially               8.   Shared Voting Power
Owned by                            8,816,413 (See Item 5)
Each              -------------------------------------------------------------
Reporting                  9.   Sole Dispositive Power
Person With                         0
-------------------------------------------------------------------------------
                           10.  Shared Dispositive Power
                                    8,816,413 (See Item 5)
-------------------------------------------------------------------------------
11.Aggregate Amount Beneficially Owned by Each Reporting Person
                                8,816,413 (See Item 5)
-------------------------------------------------------------------------------
12.Check if the Aggregate Amount in Row (11) Excludes Certain Shares
   (See Instructions) |_|
-------------------------------------------------------------------------------
13.Percent of Class Represented by Amount in Row (11)
   25.4%*
-------------------------------------------------------------------------------
14.Type of Reporting Person (See Instructions)
   OO

* Based upon 34,723,185 issued and outstanding shares of Common Stock, calculated as the sum of (i) 30,723,185 issued and outstanding shares of Common Stock as of February 1, 2007, as reported in the Issuer's Form 10-QSB for the fiscal quarter ended December 31, 2006 and filed on February 14, 2007 with the Securities and Exchange Commission, and (ii) 4,000,000 shares of Common Stock underlying the currently-convertible Subordinated Secured Promissory Note held by Crestview Capital Master, LLC.

CUSIP No. 40637E106               13D                         Page 4 of 5 Pages

This Amendment No. 8 ("Amendment No. 8") is being filed jointly by Crestview Capital Master, LLC ("Crestview") and Crestview Capital Partners, LLC ("Crestview Partners") (each, a "Reporting Person" and, collectively, the "Reporting Persons") and amends the Schedule 13D filed by the Reporting Persons on March 23, 2006, as amended by Amendment No. 1 thereto filed on March 23, 2006, as amended by Amendment No. 2 thereto filed on July 24, 2006, as amended by Amendment No. 3 thereto filed on July 28, 2006, as amended by Amendment No. 4 thereto filed on August 11, 2006, as amended by Amendment No. 5 thereto filed on December 20, 2006, as amended by Amendment No. 6 thereto filed on March 27, 2007, as amended by Amendment No. 7 thereto filed on April 6, 2007 (collectively, the "Schedule 13D"). Except as set forth below, all Items of the
Schedule 13D remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

ITEM 4. PURPOSE OF TRANSACTION

The response to Item 4 of the Schedule 13D is hereby amended by adding the following:

On April 14, 2007, the Reporting Persons submitted (i) a follow up letter to the Issuer (the "Confirmation of Interest Letter") reiterating their desire to purchase the business of Empagio, Inc., a wholly owned subsidiary of the Issuer ("Empagio") and modifying the terms of the proposal letter previously delivered to the Issuer on April 6, 2007, and (ii) a modified proposal letter (the "Amended and Restated Proposal Letter," and collectively with the Confirmation of Interest Letter, the "Letters") outlining the proposed terms of such acquisition. The Letters are attached hereto as Exhibit 99.13 and Exhibit 99.14. The Reporting Persons can give no assurances that any transaction will proceed on the terms in the Letters or will be consummated at all. Except to the extent of the matters set forth in the Letters, the Reporting Persons do not have any plans or proposals with respect to Items a-j of Item 4 of Schedule 13D.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

The response to Item 7 of the Schedule 13D is hereby amended by replacing
Exhibit 99.13 and adding Exhibit 99.14 as follows:

Exhibit 99.13 Amended and Restated Proposal Letter to the Issuer, dated April 13, 2007.

Exhibit 99.14. Confirmation of Interest Letter to the Issuer, dated April 13, 2007.

CUSIP No. 40637E106               13D                         Page 5 of 5 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 15, 2007

                                    CRESTVIEW CAPITAL MASTER, LLC

                                    By:   CRESTVIEW CAPITAL PARTNERS, LLC,
                                          its sole Manager

                                    By:   /s/ Daniel I. Warsh
                                          --------------------------------------
                                    Name:  Daniel I. Warsh
                                    Title: Manager


                                    CRESTVIEW CAPITAL PARTNERS, LLC

                                    By:   /s/ Daniel I. Warsh
                                          --------------------------------------
                                    Name:  Daniel I. Warsh
                                    Title: Manager

                                  EXHIBIT INDEX

Exhibit 99.13 Amended and Restated Proposal Letter to the Issuer, dated April 13, 2007.

Exhibit 99.14     Confirmation of Interest Letter to the Issuer, dated
                  April 13, 2007.